November 15, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER DRILLS 7.70 METRES OF 704g/t SILVER AND 4.49g/t GOLD IN SECOND
HOLE AT SAN IGNACIO MINE PROPERTY, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce that the second surface diamond drill hole at the San Ignacio Mine property, Guanajuato has intersected five zones of silver-gold mineralization below those of the previously reported veins in hole ESI10-01 (see news release of October 28, 2010).

Drill hole ESI10-02 was collared at the same site as ESI10-01 but at a steeper angle of -60° in order to test the down-dip continuity of the veins intersected in the first hole. In hole ESI10-02, the Melladito vein returned 10.45 metres grading 1.13g/t gold and 98g/t silver, including 7.70 metres grading 1.36g/t gold and 117g/t silver. This correlates well with the 11.45 metres of 1.18g/t gold and 131g/t silver intersected in hole ESI10-01. Similarly, the Nombre de Dios vein returned 7.70 metres grading 4.49g/t gold and 704g/t silver in hole ESI10-02, compared to 3.15 metres of 2.15g/t gold and 157g/t silver in the first hole. The Nombre de Dios intersection in the second hole is at a vertical depth of approximately 330 metres below surface and 145 metres below the intercept in hole ESI10-01, and demonstrates good continuity while also indicating the potential for grades to increase with depth. It is currently unclear as to how the surface sample of 2.3 metres of 3.27g/t gold and 77g/t silver, previously interpreted as the Nombre de Dios vein, correlates with the drill hole intercepts or if it represents a separate vein that has yet to be intersected in drilling.

A deeper footwall stockwork zone in ESI10-02 assayed 1.49g/t gold and 382g/t silver over 3.40 metres. A narrower zone of mineralization in the hangingwall of the Melladito Vein and an intermediate zone between the Melladito and Nombre de Dios veins correlate well between the drill holes and could be of greater significance along strike or down-dip. The most westerly vein system, the Plateros vein, which hosted the former San Ignacio Mine operation, will be drilled later in the program. A plan map showing the location of Great Panther’s San Ignacio drill holes, and an interpretative cross section, are posted on the Company web-site at www.greatpanther.com. Based upon the second hole, the veins are now interpreted to be steeply dipping.

“These are very significant results for the San Ignacio Mine property”, stated Robert Archer, Great Panther’s President & CEO. “The excellent continuity of the veins and the higher grades at depth will make it easier to define a new resource and develop a mine plan. With this early encouragement, we intend to fast-track the delineation and development of San Ignacio.”

The initial 2,000 metre core drilling program at San Ignacio will comprise four sections across the three main structures. A substantial program of additional drilling for 2011 is already being prepared and applications for additional drill sites are being filed with the appropriate authorities. Power is being restored to the original San Ignacio Mine area and the shaft and old workings will be pumped out and rehabilitated while further exploration progresses. Underground mapping and drilling will augment the surface work and, once sufficient geological data has been assembled to facilitate a mine plan, development will commence in preparation for mine production.

Highlights of Drill Hole ESI10-02

Zone	Hole ID	FROM m	TO m	Width m	Au g/t	Ag g/t

Melladito hanging wall	ESI10-02	189.25	190.20	0.95	1.39	141

Melladito	ESI10-02	202.45	212.90	10.45	1.13	98
	includes	203.60	211.30	7.70	1.36	117

Intermediate	ESI10-02	248.90	250.25	1.35	2.52	74

Nombre de Dios	ESI10-02	379.75	387.45	7.70	4.49	704

Footwall stockwork	ESI10-02	402.70	406.10	3.40	1.49	382

The San Ignacio Mine property covers approximately 4 kilometres of strike length on the La Luz vein system, which is parallel to, and 5 kilometres west of, the principal Veta Madre structure that hosts the main Guanajuato mines (see map on website at http://www.greatpanther.com/i/pdf/SanIgnacio-LocationMap-Sep10.pdf). The La Luz district marks the site of the first discovery of silver in the area, in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate 8 kilometre long trend.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.